National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 800

Houston, Texas 77056

May 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: John Reynolds

Re:         National Energy Services Reunited Corp.

Registration Statement on Form S-1

Filed March 29, 2017, as amended

File No. 333-217006

Dear Mr. Reynolds,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, National Energy Services Reunited Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, May 11, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Sherif Foda__________________

Sherif Foda

Chief Executive Officer

cc:          Ellenoff Grossman & Schole LLP

Loeb & Loeb LLP